Exhibit 99.1

CureVac N.V.

Unaudited Interim Condensed Consolidated Financial

Statements

As of September 30, 2023 and December 31, 2022

and for the three and nine months ended

September 30, 2023 and 2022

CureVac N.V.

Interim Condensed Consolidated Statements of Operations and

Other Comprehensive Income (Loss)

		Three months ended September 30,		Nine months ended September 30,
	Note	2022	2023	2022	2023

(in thousands of EUR, except per share amounts)		(unaudited)		(unaudited)
Revenue	3.1	11,212	16,483	55,731	31,191
Cost of sales	3.2	(24,079)	(24,281)	(103,992)	(70,770)
Selling and distribution expenses	3.3	(1,006)	(940)	(1,825)	(3,172)
Research and development expenses	3.4	(12,512)	(27,245)	(34,934)	(82,363)
General and administrative expenses	3.5	(26,341)	(18,574)	(78,019)	(64,106)
Other operating income	3.6	694	917	35,901	4,365
Other operating expenses		(348)	(395)	(809)	(1,337)
Operating loss		(52,380)	(54,036)	(127,947)	(186,193)
Finance income		5,276	9,446	10,619	19,531
Finance expenses		(541)	(4,085)	(3,077)	(6,819)
Loss before income tax		(47,645)	(48,675)	(120,405)	(173,481)
Income tax benefit/ (expense)	13	78	(6)	160	(33)
Net loss for the period		(47,567)	(48,681)	(120,245)	(173,514)
Other comprehensive income (loss):
Foreign currency adjustments		(152)	(30)	(364)	(14)
Total comprehensive loss for the period		(47,719)	(48,711)	(120,609)	(173,528)
Net loss per share (basic and diluted)	15	(0.25)	(0.22)	(0.64)	(0.79)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CureVac N.V.

Interim Condensed Consolidated Statements of Financial Position

		December 31,	September 30,
	Note	2022	2023
(in thousands of EUR)			(unaudited)
Assets
Non-current assets
Intangible assets and goodwill	6.1	31,778	30,469
Property, plant and equipment	6.2	197,941	228,456
Right-of-use assets		43,761	43,761
Other assets		1,666	1,748
Deferred tax assets		1,297	1,298
Total non-current assets		276,443	305,732
Current assets
Assets held for sale	7	10,467	9,887
Inventories	8	23,989	23,300
Trade receivables	3.1	6,295	10,475
Contract assets	3.1	2,707	119
Other financial assets	10	4,487	3,455
Prepaid expenses and other assets	9	40,287	25,453
Cash and cash equivalents	10	495,797	464,145
Total current assets		584,029	536,833
Total assets		860,472	842,566
Equity and liabilities
Equity	4
Issued capital		23,400	26,871
Capital reserve		1,817,287	2,054,876
Treasury Shares		(1,481)	—
Accumulated deficit		(1,305,814)	(1,479,329)
Other comprehensive income		(139)	(153)
Total equity		533,253	602,265
Non-current liabilities
Lease liabilities		37,106	36,580
Contract liabilities	3.1	72,549	53,022
Provisions	12	61,320	—
Other liabilities		19	19
Total non-current liabilities		170,994	89,622
Current liabilities
Lease liabilities		4,980	5,534
Trade and other payables	11	73,463	12,570
Provisions	12	1,922	61,320
Other liabilities	12	40,491	31,068
Income taxes payable		610	637
Contract liabilities	3.1	34,759	39,549
Total current liabilities		156,225	150,679
Total liabilities		327,219	240,300
Total equity and liabilities		860,472	842,566

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CureVac N.V.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
for the nine months ended September 30, 2023 and 2022

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserve	Shares	deficit	reserve	equity
Balance as of January 1, 2022	22,454	1,728,658	(5,817)	(1,056,785)	(34)	688,476
Net loss	—	—	—	(120,245)	—	(120,245)
Other comprehensive income (loss)	—	—	—	—	(364)	(364)
Total comprehensive income (loss)	—	—	—	(120,245)	(364)	(120,609)
Share-based payments (net of taxes)	—	5,372	—	—	—	5,372
Issuance of share capital (net of transaction costs)	378	31,948	—	—	—	32,326
Capital Increase from Business Combinations	—	18,789	—	—	—	18,789
Exercise of options	2	(358)	—	—	—	(356)
Settlement of share-based payment awards	—	(3,093)	4,083	—	—	990
Balance as of September 30, 2022 (unaudited)	22,834	1,781,316	(1,734)	(1,177,030)	(398)	624,988

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserve	Shares	deficit	reserve	equity
Balance as of January 1, 2023	23,400	1,817,287	(1,481)	(1,305,814)	(139)	533,253
Net loss	—	—	—	(173,514)	—	(173,514)
Other comprehensive income (loss)	—	—	—	—	(14)	(14)
Total comprehensive income (loss)	—	—	—	(173,514)	(14)	(173,528)
Share-based payments	—	6,273	—	—	—	6,273
Issuance of share capital (net of transaction costs)	3,453	232,387	—	—	—	235,840
Settlement of share-based payment awards	18	(1,072)	1,481	—	—	428
Balance as of September 30, 2023 (unaudited)	26,871	2,054,876	—	(1,479,329)	(153)	602,265

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CureVac N.V.

Interim Condensed Consolidated Statements of Cash Flows

	For the nine months ended September 30,
	2022	2023

(in thousands of EUR)	(unaudited)
Operating activities
Loss before income tax	(120,405)	(173,481)
Adjustments to reconcile loss before tax to net cash flows
Finance income	(10,619)	(19,531)
Finance expense	3,077	6,819
Depreciation and impairment of property, plant and equipment and right-of-use assets	23,349	17,399
Loss on disposal of fixed assets	6,428	895
Impairment of inventory and prepayments	41,295	7,655
Share-based payment expense	6,455	6,273
Non-cash income from release of provisions	(61,102)	(1,922)

Working capital changes
Decrease / (increase) in assets held for sale	—	580
Decrease / (increase) in trade receivables and contract assets	12,334	(1,592)
Decrease / (increase) in inventory	6,996	(6,966)
Decrease / (increase) in other assets	(9,724)	19,319
(Decrease) / increase in trade and other payables, other liabilities and contract liabilities	(131,746)	(85,932)
Decrease / (increase) in deferred taxes	49	(33)
Income taxes paid	(152)	(2,966)
Interest received	—	11,300
Interest paid	(3,326)	(2,102)
Net cash flow (used in) operating activities	(237,091)	(224,282)

Investing activities
Purchase of property, plant and equipment	(67,124)	(38,181)
Purchase of intangible assets	(5,435)	(2,610)
Net cash flow (used in) investing activities	(72,559)	(40,791)

Financing activities
Payments on lease obligations	(3,087)	(3,965)
Proceeds from the issuance of Shares (net of transaction costs)	32,325	235,840
Payment on / proceeds from treasury shares/exercise of options	635	428
Net cash flow provided by financing activities	29,873	232,302
Net increase (decrease) in cash and cash equivalents	(279,777)	(32,770)
Currency translation gains (losses) on cash and cash equivalents	9,178	1,118
Cash and cash equivalents, beginning of period	811,464	495,797
Cash and cash equivalents, end of period	540,865	464,145

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1. Corporate Information

CureVac N.V. (“CureVac” or “CV” or the “Company”) is the parent company of CureVac Group (“Group”) and, along with its subsidiaries, is a global biopharmaceutical company developing a new class of transformative medicines based on the messenger ribonucleic acid (mRNA) that has the potential to improve the lives of people.

The Company is incorporated in the Netherlands and is registered in the commercial register at the Netherlands Chamber of Commerce under 77798031. The Company’s registered headquarters is Friedrich-Miescher-Strasse 15, 72076 Tuebingen, Germany. During 2021 until now, Dievini Hopp BioTech holding GmbH & Co. KG (dievini), which is an investment company dedicated to the support of companies in health and life sciences, is the largest shareholder of CureVac. Together with its related parties, dievini has held shares and voting rights in CureVac between appr. 37 – 46 % during that period. dievini is thus considered to be the de facto parent of the Group. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons (of the main shareholders) of dievini, and, therefore, control the voting and investment decisions of dievini.

2. Basis of preparation

The interim condensed consolidated financial statements for the three and nine months ended September 30, 2023, have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2022. The interim condensed consolidated financial statements were authorized by the Management Board for presentation to the Supervisory Board on November 10, 2023. The Group’s interim condensed consolidated financial statements are presented in Euros (“EUR”). Unless otherwise stated, amounts are rounded to thousands of Euros, except per share amounts. Due to rounding, differences may arise when individual amounts or percentages are added together.

New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2022. The new and amended standards and interpretations applied for the first time as of January 1, 2023, as disclosed in the notes to the consolidated financial statements as of December 31, 2022, had no impact on the interim condensed consolidated financial statements of the Group as of and for the three and nine months ended September 30, 2023. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Impact of COVID-19 and the Russia-Ukraine Conflict

As the Group is currently devoting significant resources to the development of COVID vaccines, such development may impair the ability to timely progress other product candidates in clinical trials or into clinical trials from their current preclinical stage. In addition, enrollment in other programs may be delayed as a result of the COVID-19 pandemic and our focus on developing a COVID vaccine could have a negative impact on our progress on and associated revenue recognition from our non-COVID-19 collaborations. The partial disruption, even temporary, may negatively impact the Company’s operations and overall business by delaying the progress of its clinical trials and preclinical studies. The Group’s operations, including research and manufacturing, could also be disrupted due to the potential impact of staff absences as a result of self-isolation procedures or extended illness. However, the Group has taken a series of actions aimed at safeguarding its employees and business associates, including implementing a work-from-home policy for employees except for those related to the Group’s laboratory and production operations.

The ongoing military conflict between Russia and Ukraine has not and is not expected to have a material direct or indirect effect on the Group’s operations or financial condition: however, the Group is currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. As a result of this instability and responding actions taken by the United States, Russia, EU, and other Foreign Governments, this may limit or prevent filing, prosecuting, and maintaining of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of our patents or patent applications in Russia, resulting in partial or complete loss of patent rights in Russia. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit, without consent or compensation, inventions owned by patentees that have citizenship or nationality in, are registered in, or have predominately primary place of business or profit-making activities in countries that Russia has deemed unfriendly. Consequently, we would not be able to prevent third parties from using our inventions in Russia or from selling or importing products made using our inventions in and into Russia. Accordingly, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be materially adversely affected.

3. Notes to the Consolidated Statements of Operations

3.1 Revenue from contracts with customers

The Group recognized the following revenues:

	Three months ended September 30,		Nine months ended September 30,
	2022	2023	2022	2023
	EUR k	EUR k	EUR k	EUR k
Belgium
GSK	9,705	15,935	52,746	28,691
Switzerland
CRISPR	1,060	249	1,646	1,303
Netherlands
Genmab	447	298	1,339	1,197
Total	11,212	16,483	55,731	31,191

Of these revenues, the majority were recognized over time as part of collaboration agreements, during the nine months ended September 30, 2023 EUR 14,737k (September 30, 2022: EUR 40,278k) related to (i) delivery of research services combined with an IP license (recognized from the upfront payments and achievement of certain milestones as further illustrated in the table below), (ii) EUR 8,814k (September 30, 2022: EUR 1,413k) related to delivery of products and (iii) EUR 7,640k (September 30, 2022: EUR 14,040k) were recognized from research and development services that are considered distinct from other performance obligations in the agreements.

Of the total revenues recognized, in the nine months ended September 30, 2023, EUR 20,952k in revenue was recognized under the collaboration agreements with GSK, entered into in July 2020, for the research, development, manufacturing and commercialization of mRNA-based vaccines and monoclonal antibodies targeting infectious disease pathogens (“GSK I”) and in April 2021 for research, development and manufacturing of next-generation mRNA vaccines targeting the original SARS-CoV-2 strain as well as emerging variants, including multivalent and monovalent approaches, such as the CureVac’s second-generation COVID-19 vaccine candidate, CV2CoV (“GSK II”). In the first quarter of 2022, the Company reached a development milestone of EUR 10,000k under the GSK I collaboration. Therefore, revenue for the nine months ending September 30, 2023, also includes recognition of EUR 1,087k of the milestone amount (September 30, 2022: EUR 5,789k). The remaining EUR 2,657k of the milestone amount is deferred as contract liability and will be recognized into revenue through the latest expected submission to authorities, which represents the period of time during which CureVac is responsible for development as, subsequent to this period, GSK will be responsible for further development and commercialization. In the nine months ended September 30, 2022, revenue consisted of EUR 52,746k primarily recognized from the upfront payments under both collaboration agreements with GSK. In the nine months ended September 30, 2023, products in an amount of EUR 7,739k were delivered to GSK, which are not part of the collaboration agreements with GSK.

The Group has received upfront payments which were initially deferred and are subsequently recognized as revenue as the Group renders services over the performance period. Below is a summary of such payments and the related revenues recognized:

		Upfront and	Upfront and
		milestones payments included	milestones payments included
		in contract	in contract
	Upfront and milestone	liabilities at	liabilities at
Customer	payments	December 31, 2022	September 30, 2023
		(EUR k)	(EUR k)
GSK	EUR 205,000k (EUR 10,000k milestone payment included)	102,804	89,491
CRISPR	USD 3,000k (EUR 2,524k)*	929	697
Genmab	USD 10,000k (EUR 8,937k)*	3,575	2,383
Total		107,308	92,571
*	Translated at the currency exchange rate prevailing on the transaction date.

	Revenue recognized from
	upfront and milestones payments
	for three months ended		for nine months ended
	September 30,		September 30,
Customer	2022	2023	2022	2023
	(EUR k)	(EUR k)	(EUR k)	(EUR k)
GSK	7,936	5,816	38,705	13,313
CRISPR	77	77	232	232
Genmab	447	298	1,341	1,192
Total	8,461	6,192	40,278	14,737

Contract balances:

	December 31,	September 30,
	2022	2023
	EUR k	EUR k
Trade receivables	6,295	10,475
Contract assets	2,707	119
Contract liabilities	107,308	92,571

3.2 Cost of sales

The cost of sales consists of the following:

	Three months ended September 30,		Nine months ended September 30,
	2022	2023	2022	2023
	EUR k	EUR k	EUR k	EUR k
Personnel	(5,207)	(9,178)	(19,076)	(26,737)
Materials	(12,079)	(7,919)	(48,962)	(20,550)
Third-party services	(4,513)	(4,989)	(24,030)	(16,827)
Maintenance and lease	(329)	(688)	(1,479)	(1,802)
Amortization and depreciation	(1,432)	(1,052)	(9,757)	(3,271)
Other	(519)	(455)	(688)	(1,582)
Total	(24,079)	(24,281)	(103,992)	(70,770)

For the nine months ended September 30, 2023, cost of sales decreased in comparison to corresponding period in 2022. This decline was primarily attributable to higher material costs in the prior year, which were driven by write-offs of raw materials originally procured for the manufacturing of products intended to be sold to GSK. However, these raw materials were no longer expected to be sold to them. Personnel expenses increased mainly due to increased workforce in the manufacturing organization.

3.3 Selling and distribution expenses

Selling and distribution expenses consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2022	2023	2022	2023
	EUR k	EUR k	EUR k	EUR k
Personnel	(906)	(782)	(1,467)	(2,812)
Amortization and depreciation	(5)	(12)	(38)	(18)
Other	(94)	(145)	(320)	(342)
Total	(1,006)	(940)	(1,825)	(3,172)

3.4 Research and development expenses

R&D expenses consists of the following:

	Three months ended September 30,		Nine months ended September 30,
	2022	2023	2022	2023
	EUR k	EUR k	EUR k	EUR k
Materials	(6,200)	(3,783)	(29,618)	(12,999)
Personnel	(9,478)	(11,765)	(24,326)	(35,335)
Amortization and depreciation	(1,746)	(1,817)	(3,866)	(5,325)
Patents and fees to register a legal right	(1,182)	(2,002)	(2,536)	(4,049)
Third-party services	7,472	(5,813)	28,525	(17,586)
Maintenance and lease	(325)	(1,667)	(789)	(5,260)
Other	(1,053)	(399)	(2,324)	(1,809)
Total	(12,512)	(27,245)	(34,934)	(82,363)

During the nine months ended September 30, 2023, research and development expenses increased in comparison to the same period of 2022, as the prior year period was largely impacted by the reversal of provision for onerous contracts in the amount of EUR 36,769k as a result of more participants leaving the clinical trials, prior to completion, than originally estimated and of renegotiations of contracts with CROs. Additionally in 2022, GSK took over the Group’s committed capacity at Novartis (see Note 3.6 for additional information) which resulted in a reduction in the estimated contract termination provisions in the amount of EUR 25,059k. The net effect of these two events resulted in an overall gain within the Third-party services category.

Personnel expenses increased mainly due to increased workforce and the acquisition of Frame Pharmaceuticals. Additionally, share-based payment expense was higher compared to prior year period (refer to Note 5 for further details).

As of September 30, 2023, the Group had no development expenditures which met the requirements for capitalization and thus none have been capitalized.

3.5 General and administrative expenses

General and administrative expenses consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2022	2023	2022	2023
	EUR k	EUR k	EUR k	EUR k
Personnel	(9,000)	(6,728)	(27,971)	(22,470)
Maintenance and lease	(1,910)	(297)	(4,614)	(3,212)
Third-party services	(6,810)	(6,507)	(19,607)	(19,380)
Legal and other professional services	(1,895)	(1,336)	(7,215)	(7,410)
Amortization and depreciation	(3,354)	(3,223)	(9,444)	(9,294)
Other	(3,372)	(483)	(9,168)	(2,341)
Total	(26,341)	(18,574)	(78,019)	(64,106)

Personnel expenses decreased due to lower workforce in the corporate service functions.

Others include mainly expenses for D&O insurance and allocations.

3.6 Other operating income

	Three months ended September 30,		Nine months ended September 30,
	2022	2023	2022	2023
	EUR k	EUR k	EUR k	EUR k
Compensation for CMO/Material transfer	418	89	34,379	1,891
Reimbursement Claim	—	—	610	—
Sale of equipment	—	477	310	961
Grants and other cost reimbursements from government agencies and similar bodies	273	274	377	514
Other	3	77	225	999
Total	694	917	35,901	4,365

In March 2022, CureVac AG and GlaxoSmithKline Biologicals SA amended and restated the 2020 GSK agreement and the GSK COVID Agreement in connection with GSK entering into a direct agreement with Novartis for use of Novartis as a CMO at the same time as CureVac exits its CMO agreement with Novartis. Additionally, under the restated agreement, CureVac is entitled to further compensation by GSK. The compensations mainly consist of a consideration for set-up activities undertaken by CureVac (EUR 20,500k) and for reimbursement of prepayments (EUR 12,000k), which were recognized in other operating income in the nine months ended September 30, 2022. As an additional result of this agreement, certain reserved capacity at Novartis was also taken over from the Group by GSK, which resulted in the reversal of provisions of EUR 25,059k which had been recognized as of December 31, 2021, and the recognition of a corresponding gain in research and development expenses in the nine months ended September 30, 2022 (see Note 3.4).

4. Issued Capital and Reserves

According to the Company’s articles of association, the Company’s authorized shares are divided into 386,250,000 common shares and 386,250,000 preferred shares, each having a nominal value of EUR 0.12.

As of September 30, 2023, no preferred shares had been issued and all issued common shares issued and outstanding were fully paid.

All payments received from shareholders in excess of the nominal value of the shares issued and net of transaction costs are recognized in capital reserves. Capital reserves also consists of recognition of share-based payments and the equity components of convertible loans. The Company may only make distributions, whether a distribution of profits or of freely distributable reserves, to shareholders to the extent shareholders’ equity exceeds the sum of the paid-in and called-up share capital plus any reserves required by Dutch law or by the Company’s articles of association.

In September 2021, the Company entered into a sales agreement, the Open Sale Agreement, with Jefferies LLC and SVB Leerink LLC, as sales agents, to establish an at-the-market (ATM) offering program, pursuant to which it may sell, from time to time, ordinary shares for aggregate gross proceeds of up to USD 600.0 million. In the first quarter of 2023, 1,748,218 shares were issued under the ATM program, raising USD 17.5 million in net proceeds; related offering expenses were recorded against the proceeds in equity. Following these issuances, the remaining value authorized for sale under the at-the-market program amounts to $497.5 million.

In February 2023, the Group completed a follow-on public offering whereby it sold 27,027,028 common shares at a price of USD 9.25 per share. The aggregate proceeds, net of underwriting discounts, received by the Group from these transactions were EUR 219,832k. Additional offering costs for legal, accounting, printing and registration fees of EUR 14,580k were recognized as reduction to capital reserve against the proceeds from the offering.

The number of shares issued and outstanding developed as follows:

Common shares issued and outstanding at December 31, 2022	194,997,091
At-the-market offering program issuances	1,748,218
Share issuances as part of the public offering	27,027,028
Share issuances for exercises between Jan to Mar 2023	112,089
Treasury shares	(32,913)
Common shares issued and outstanding at March 31, 2023	223,851,513
Share issuances for exercises between Apr to Jun 2023	41,524
Treasury shares	(9,953)
Common shares issued and outstanding at June 30, 2023	223,883,084
Share issuances for exercises between Jul to Sep 2023	40,624
Common shares issued and outstanding at September 30, 2023	223,923,708

5. Share-based payments

During the nine months ended September 30, 2023 and 2022, the Group recognized share-based payment expenses of EUR 6,273k and EUR 6,455k, respectively, as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2023	2022	2023
	EUR k	EUR k	EUR k	EUR k
Cost of sales	—	98	—	245
Selling and distribution expenses	91	93	152	246
Research and development expenses	390	441	480	1,202
General and administrative expenses	2,189	862	5,548	4,083
Other operating expenses	188	206	275	497
Total	2,858	1,701	6,455	6,273

Expense recognized for the equity-settled programs was as follows:

	Three months ended September 30,		Nine months ended September 30,
Program	2022	2023	2022	2023
	EUR k	EUR k	EUR k	EUR k
LTIP Stock Options	1,352	391	4,430	2,728
RSU Supervisory Board	188	206	275	497
New VSOP	(14)	(26)	(96)	19
Prior VSOP	82	20	99	(1)
LTIP RSUs	1,249	1,110	1,746	3,030
Total	2,858	1,701	6,455	6,273

On November 16, 2020, CureVac granted 266,155 options to the former Chief Scientific Officer (CSO). Furthermore, on December 1, 2020, CureVac granted 266,156 options (in 3 tranches) to the Group’s Chief Business Officer (CBO) and Chief Commercial Officer (CCO). All grants were made under the terms of a new long-term incentive plan (LTIP) put in place by CureVac N.V. Options will be settled in shares of CureVac N.V. As of September 30, 2023, none of the options granted to the CBO/CCO under the LTIP were exercised.

On July 1, 2021, CureVac granted 20,000 options to the Chief Operations Officer (COO). This grant was made under the terms of the new long-term incentive plan (LTIP) put in place by CureVac N.V. Options will be settled in shares of CureVac N.V. As of September 30, 2023, none of the options granted to the COO were exercised.

On March 1, 2021, CureVac granted 2,000 options to a key employee and on January 1, 2022, CureVac granted 9,500 options to a key employee. All grants were made under the terms of the new long-term incentive plan (LTIP) put in place by CureVac N.V. Options will be settled in shares of CureVac N.V. As of September 30, 2023, none of the options were exercised.

On March 1, 2022, CureVac granted 130,000 options to the Executive Board. All grants were made under the terms of the new long-term incentive plan (LTIP) put in place by CureVac N.V. Options will be settled in shares of CureVac N.V. As of September 30, 2023, none of the options were exercised.

On April 1, 2022, CureVac granted 700 options to a key employee. All grants were made under the terms of the new long-term incentive plan (LTIP) put in place by CureVac N.V. Options will be settled in shares of CureVac N.V. As of September 30, 2023, none of the options were exercised.

On April 1, 2023, CureVac granted 144,379 options to the newly appointed CEO. All grants were made under the terms of the new long-term incentive plan (LTIP) put in place by CureVac N.V. Options will be settled in shares of CureVac N.V. As of September 30, 2023, none of the options were exercised.

The expenses recognized for employee services received under the LTIP Stock Options during the three and nine months ended September 30, 2023, is in the amount of EUR 391k and EUR 2,728k, respectively (2022: EUR 1,352k and EUR 4,430k, respectively) and is included in general and administrative expenses and selling and distribution expenses.

In 2021, as part of the LTIP program, the Group awarded RSUs (restricted stock units) to senior executives as well as Supervisory Board members. On June 24, 2021, the Group awarded 10,956 RSUs to Supervisory Board members and on December 23, 2021, the Group awarded 63,095 RSUs to the Executive Board and various key employees. Up to September 30, 2023, 48,686 RSUs were settled. The related RSU expense is recorded in the functional cost category to which the award recipient’s costs are classified.

On January 1, 2022, CureVac awarded 36,000 RSUs to the Chief Executive Officer (CEO). The related RSU expense is included in general and administrative expenses. For the three and nine months ended September 30, 2023, all RSUs were settled.

On January 31, 2022, CureVac awarded 5,000 RSUs to the Chief Operations Officer (COO) and 30,000 RSUs to the Chief Business Officer (CBO). The related RSU expense is included in general and administrative expenses. Up to September 30, 2023, none of these RSUs were settled.

On June 22, 2022, the Group awarded 36,902 RSUs to Supervisory Board members and 188,986 RSUs to the Executive Board and various key employees. On November 30, 2022, the Group awarded further 7,633 RSU awards to key employees who joined the Group during fiscal 2022. The related RSU expense is recorded in the functional cost category to which the award recipient’s costs are classified. Up to September 30, 2023, 81,670 RSUs were settled.

Effective July 1, 2022, CureVac N.V. acquired all shares of Frame Pharmaceuticals B.V., Amsterdam, Netherlands (formerly Frame Pharmaceuticals), now CureVac Netherlands B.V. On July 1, 2022, CureVac awarded 89,655 RSUs to the former Frame employees. The related RSU expense is recorded in the functional cost category to which the award recipients’ costs are classified. Up to September 30, 2023, 29,881 RSUs were settled.

On March 31, 2023, the Group awarded 92,701 RSUs to the Supervisory Board members and 646,914 RSUs to the Executive Board and various key employees. The related RSU expense is recorded in the functional cost category to which the award recipient’s costs are classified. Up to September 30, 2023, 9,661 RSUs were settled.

The expenses recognized for employee services received under the LTIP RSUs during the three and nine months ended September 30, 2023, is in an amount of EUR 1,110k and EUR 3,030k, respectively (2022: EUR 1,249k and EUR 1,746k, respectively) and is included in research and development expenses, general and administrative expenses and selling and distribution expenses.

As the former CEO has left the Group as of March 31, 2023, all remaining unvested awards are subject to accelerated vesting.

As a Supervisory Board member has left the Group as of June 19, 2023, all remaining unvested awards are subject to accelerated vesting.

As the CSO has left the Group as of July 14, 2023, all remaining unvested awards are subject to accelerated vesting.

As the CBO & CCO will leave the Group as of November 30, 2023, all remaining unvested awards are subject to accelerated vesting.

Exercise of options

Under the New VSOP plan, 21,087 and 69,246 options were exercised within the three and nine months ended September 30, 2023, respectively, at a weighted average share price of USD 10.09 and USD 9.90, respectively.

6. Fixed Assets

6.1 Intangible assets

During the nine months ended September 30, 2023, the Group acquired intangible assets of EUR 2,610k (nine months ended September 30, 2022: EUR 24,224k). Acquired intangibles mainly related to licenses, software and prepayments made to acquire those.

6.2 Property, plant and equipment

During the nine months ended September 30, 2023, the increase in property, plant and equipment was attributable to the purchase of technical equipment and machines and other equipment of EUR 7,690k (September 30, 2022: EUR 8,661k) as well as additional amounts recognized as construction in progress of EUR 32,918k (September 30, 2022: EUR 56,746k) primarily related to the Company-owned GMP IV facility EUR 30,427k.

7. Assets held for sale

In 2022, Management decided to dispose of certain equipment which had been procured for CMO activities (CMO Equipment) but that was no longer planned to be used by the Company. An external service-provider was appointed on June 14, 2022 to organize the sale of the CMO Equipment. As of December 31, 2022, the CMO-Equipment identified for sale had a gross book value of EUR 29,531k and was written down by EUR 19,064k (with the corresponding expense recognized in cost of sales) to EUR 10,467k, the fair value less anticipated costs to sell. Criteria for the determination of the fair value were defined based on certain sales scenarios considering different sales campaigns. All sales activities are scheduled within the next twelve months and as of September 30, 2023 assets held for sale with a net book value of EUR 580k were sold through an external service provider.

8. Inventories

The inventories include only raw materials and supplies amounting to EUR 23,300k (December 31, 2022: EUR 23,989k), which are recoverable under the Company’s agreements with its collaboration partners. During the nine months ended September 30, 2023, the decrease in inventory of EUR 689k is due primarily to further write-offs and the usage of raw material for R&D purposes, partially compensated by purchases of raw material.

9. Prepaid expenses and other assets (current)

Prepaid expenses and other current assets as of September 30, 2023 amounted to EUR 25,453k (December 31, 2022: 40,287k) and include receivables for the GSK compensation of EUR 1,412k (December 31, 2022; EUR 5,595k). In addition, other assets include tax claims against the tax authorities of EUR 9,744k (December 31, 2022: EUR 24,840k). These net amounts of VAT refund claims and VAT payables do not bear interest and are reported to the tax authorities on a monthly basis.

10. Financial assets and financial liabilities

Fair values of cash and cash equivalents, trade receivables, trade payables, and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments. Cash and cash equivalents compromise cash at banks and term deposits.

Cash and cash equivalents compromise cash at banks and term deposits. There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the nine months ended September 30, 2023 and 2022.

11. Trade and other payables

Trade and other payables are all due within one year amounting to EUR 12,570k (December 31, 2022: EUR 73,463k). During the nine months ended September 30, 2023, the decrease of EUR 60,893k in trade and other payables was primarily due payments to raw material suppliers for invoices received before December 31, 2022.

12. Other liabilities and provisions

During the nine months ended September 30, 2023, the decrease of EUR 9,422k in other liabilities was primarily due to lower accruals for outstanding invoices.

As of September 30, 2023 the contract terminations provisions of EUR 61,320k which are reflecting amounts which the Company expects to pay out to settle its obligations under certain CMO contracts which it has terminated, were reclassed from Provisions (non-current) into Provisions (current) due to an expected maturity within one year. In addition, during the nine months ended September 30, 2023, the decrease of EUR 1,922k in Provisions (current) was primarily due to a consumption of the CRO provision for onerous losses.

13. Income tax

The increase to an expense for the nine months ended September 30, 2023, was primarily attributable to the income tax expense of CureVac Swiss AG and CureVac Belgium S.A.

14. Disclosure of financial instruments and risk management

As the Group requires significant liquid funds available for the financing of its COVID-19 and influenza research and development activities, during the nine months ended September 30, 2023, it has maintained funds as cash and cash equivalents and not in less liquid financial instruments. The Group has distributed the cash amongst several banks and amongst the legal entities in the Group in order to reduce negative interest penalties.

Refer to note 16 to the consolidated financial statements as of December 31, 2022 for additional information on the Group’s risk management activities. As of September 30, 2023, the Group held cash and cash equivalents of USD 67,711k and CHF 576k, which are exposed to foreign currency exchange risk. The Group intends to settle expenses arising in US dollars using these US dollar funds.

15. Earnings per share

Earnings per share is calculated pursuant to IAS 33 Earnings per Share by dividing the consolidated net loss in CureVac N.V. by the average weighted number of shares outstanding in the fiscal period.

The weighted number of shares outstanding for the three and nine months ended September 30, 2023 was 223,914,164 and 219,781,884, respectively (2022: 189,946,101 and 188,020,542, respectively). This has led to a basic loss per share for the three and nine months ended September 30, 2023 of EUR 0.22 and EUR 0.79, respectively (2022: EUR 0.25 and EUR 0.64, respectively). Since the conversion of options to ordinary shares would decrease loss per share, they are considered antidilutive. Therefore, the diluted earnings per share equals basic earnings per share for the three and nine months ended September 30, 2023 and 2022.

16. Related party disclosures

Antony Blanc

In addition to his Management Board position at CureVac N.V., Antony also took over the role as Managing Director in 2022 at CureVac Belgium SA. He receives compensation on his role of Managing Director through Clarentis SRL, a wholly owned consulting company of Antony Blanc. As it relates to these services, CureVac paid in 2023 until September 2023 an amount of EUR 47k (2022: EUR 69K).

As Antony Blanc will leave the company as of November 30, 2023, CureVac and Antony Blanc signed a settlement agreement as of September 26, 2023. Certain payments under this agreement will be paid via the Clarentis SRL entity.

Franz-Werner Haas

In Q1 2023, a consulting agreement between CureVac SE and Franz-Werner Haas was entered into. For the nine-month period ended September 30, 2023 CureVac paid EUR 65k under this agreement.

Alexander Zehnder

In Q1 2023, a first addendum to the future service agreement was entered into to ensure a smooth transition from CEO Franz-Werner Haas to the new CEO Alexander Zehnder. Total compensation amounted to EUR 51k during the month of March.

Barker BioMedical GmbH

In Q1 2023, a consulting agreement between CureVac SE and Barker BioMedical GmbH was entered into. Barker BioMedical GmBH is a wholly-owned consulting company of Debra Barker, Supervisory Board member of CureVac N.V. For the nine-month period ended September 30, 2023 total costs incurred under this agreement amount to EUR 14k.

Craig Tooman

In Q1 2023, a consulting agreement between CureVac SE and Craig Tooman was entered into. For the nine-month period ended September 30, 2023, CureVac paid EUR 5k under this agreement.

Ralf Clemens

In Q3 2023, a consulting agreement between CureVac N.V. and GRID EUROPE was entered into. GRID EUROPE is a wholly owned consulting company of Ralf Clemens, who was a member of the supervisory board up to September 30, 2023. So far no costs have been incurred.

Immatics Biotechnologies GmbH

In August 2023, CureVac Manufacturing GmbH and Immatics Biotechnologies GmbH entered into an agreement, whereby CureVac purchased certain technical equipment from Immatics that is installed in temporary laboratory space that CureVac plans to use. Our largest shareholder, dievini, held 22.4% of the shares in Immatics as per the 20-F filed in March 2023.

17. Subsequent events

In October 2023, the first participant was dosed in the Phase 2 part of the ongoing Phase 1/2 study in seasonal influenza, following selection of a promising modified mRNA vaccine candidate. The potentially differentiated, multivalent candidate encodes antigens matched to all WHO-recommended flu strains. It was selected from the Phase 1 part of the study that compared a comprehensive series of multivalent, modified mRNA seasonal flu vaccine candidates with up to eight separate mRNA constructs per candidate. The use of customizable and rapidly produced mRNAs to address influenza could enable faster development and delivery of potentially improved vaccine candidates, featuring even short-term strain updates for the approaching influenza season. This event triggered a further development milestone and CureVac has invoiced an amount of EUR 15,000k to GSK.